SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2003
                           Commission File Number 0-99

                               PETROLEOS MEXICANOS
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             (Exact name of registrant as specified in its charter)

                                MEXICAN PETROLEUM
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                 (Translation of registrant's name into English)

                              United Mexican States
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                 (Jurisdiction of incorporation or organization)


                         Avenida Marina Nacional No. 329
                                Colonia Huasteca
                               Mexico, D.F. 11311
                                     Mexico
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F
                                     ---         ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

                                Yes      No X
                                   ---     ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                                Yes      No X
                                   ---     ---

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No X
                                   ---     ---

[PEMEX LOGO]                         GERENCIA CORPORATIVA DE COMUNICACION SOCIAL

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                        BULLETIN NUM.           276/2003
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                                                        DATE: 30/10/2003

                 PEMEX Opens Economic Proposal for Mision Block

                 US$ 1 billion bid from Mexican-Argentine group

   First Three MSC contracts provide savings of US$ 700 million and additional production of 350 million cubic feet per day.

Mexico City, October 30, 2003 - Petroleos Mexicanos, Mexico's national oil and gas company, today announced the economic proposal submitted by a Mexican-Argentine consortium for the execution of works related to the development, infrastructure, and maintenance of non-associated gas reserves in the Mision block of the Burgos Basin under the Multiple Service Contract program.

The consortium's bid was US$ 1,035,579,600. Following the review of the proposal, the formal contract award is expected to take place at a ceremony today at 6:00pm.

The bidding consortium includes Mexican company Industrial Perforadora de Campeche and Argentine company Tecpetrol.

     o Industrial Perforadora de Campeche (IPC) is a Mexican oil drilling company that has been developing deep water and subterranean oil wells in Mexico since 1985. IPC operates 31 oil installations and two semi-submersible platforms located throughout the Gulf of Mexico region. IPC is a subsidiary of the Mexican company Grupo "R."

     o Tecpetrol is an Argentine oil and gas exploration and production company with operations in Argentina, Venezuela, Ecuador, and Peru. Tecpetrol is a wholly owned subsidiary of the Techint Group, an international company whose Mexican subsidiary is also a member of the bidding consortium.

The presence of a Mexican company in yet another tender reaffirmed that domestic firms have a competitive place in the MSC process, and will play an important role in the development of natural gas in the Burgos Basin. D&S Petroleum, a subsidiary of Mexican company Grupo Diavaz, is a member of the consortium that was awarded the Cuervito block contract last week.

In accordance with the procedures established in the Public Works Law, which provides a fully transparent process, Pemex Exploration and Production (PEP) opened the economic bid this morning in the presence of a notary public, a public witness, and representatives of the Federal Controller's Office.

Once Pemex has reviewed the details of the economic proposal - which includes the fees of the works and services to be provided under the contract - and determined that the proposal meets the economic requirements and is beneficial to Pemex, it will announce the formal contract award of the Mision block. That determination is expected later today.

The Mision block spans 1,972 km(2) and comprises 21 separate gas fields in the States of Nuevo Leon and Tamaulipas. The winning contractor is expected to increase natural gas production in the Mision block by an estimated 91 million cubic feet per day in the first several years.

By leveraging the efficiencies of the contractors, the Mision contract will represent an estimated $180 million cost savings for Pemex.

Mision is the third block tendered in the Multiple Service Contract program, following the award of the Reynosa-Monterrey block to the Spanish company Repsol-YPF on October 16, and the award of the Cuervito Block to a Brazilian-Mexican-Japanese consortium on October 23.

Taken together, the first three MSC contracts provide Pemex with substantial savings - approximately US$ 700 million over the life of the contract - and additional production of 350 million cubic feet per day.

The MSCs bundle various services, including seismic surveys, drilling and development, pipeline construction, and maintenance; previously these services had been contracted individually. Under this program, Pemex expects to increase its capacity to carry out the Burgos Basin Project, which will increase non-associated natural gas production in northern of Mexico, reduce imports, and help meet the increasing demand for natural gas in the country.

The opening of the economic proposal was transmitted live via webcast on www.csm.pemex.com. The final award will also be webcast at 6:00 pm today.
-----------------


                                    *********

[PEMEX LOGO]                         GERENCIA CORPORATIVA DE COMUNICACION SOCIAL

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                        BULLETIN NUM.           278/2003
--------------------------------------------------------------------------------
                                                        DATE: 30/10/2003

    PEMEX Awards Multiple Services Contract for Mision Block of Burgos Basin

           US$ 1 billion contract goes to Mexican-Argentine Consortium

   First Three MSC contracts provide savings of US$ 700 million and additional production of 350 million cubic feet per day.

Mexico City, October 30, 2003 - Petroleos Mexicanos, Mexico's national oil and gas company, today awarded the third Multiple Services Contract to a Mexican-Argentine consortium. The US$ 1,035,579,600 contract is for the execution of works related to the development, infrastructure, and maintenance of non-associated gas reserves in the Mision block in the Burgos Basin.

The bidding consortium includes Mexican company Industrial Perforadora de Campeche and Argentine company Tecpetrol.

     o Industrial Perforadora de Campeche (IPC) is a Mexican oil drilling company that has been developing deep water and subterranean oil wells in Mexico since 1985. IPC operates 31 oil installations and two semi-submersible platforms located throughout the Gulf of Mexico region. IPC is a subsidiary of the Mexican company Grupo "R."

     o Tecpetrol is an Argentine oil and gas exploration and production company with operations in Argentina, Venezuela, Ecuador, and Peru. Tecpetrol is a wholly owned subsidiary of the Techint Group, an international company whose Mexican subsidiary is also a member of the bidding consortium.

The presence of a Mexican company in yet another tender reaffirmed that domestic firms have a competitive place in the MSC process, and will play an important role in the development of natural gas in the Burgos Basin. D&S Petroleum, a subsidiary of Mexican company Grupo Diavaz, is a member of the consortium that was awarded the Cuervito block contract last week.

In accordance with the procedures established in the Public Works Law, which provides a fully transparent process, PEP opened the economic bid on Thursday morning in the presence of a notary public, a public witness, and representatives of the Federal Controller's Office.

After Pemex reviewed the details of the economic proposal - which includes the fees of the works and services to be provided under the contract - and determined that the proposal meets the economic requirements and is beneficial to Pemex, it announced the formal contract award in a ceremony Thursday evening.

The Mision block spans 1,972 km(2) and comprises 21 separate gas fields in the States of Nuevo Leon and Tamaulipas. The winning contractor is expected to increase natural gas production in the Mision block by an estimated 91 million cubic feet per day in the first several years.

By leveraging the efficiencies of the contractors, the Mision contract provides an estimated cost savings of US$ 180 million for Pemex.

Mision is the third block awarded in the Multiple Service Contract program, following the award of the Reynosa-Monterrey block to the Spanish company Repsol-YPF on October 16, and the award of the Cuervito Block to a Brazilian-Mexican-Japanese consortium on October 23.

Taken together, the first three MSC contracts provide Pemex with substantial savings - approximately US$ 700 million over the life of the contract - and additional production of 350 million cubic feet per day.

The MSCs bundle various services, including seismic surveys, drilling and development, pipeline construction, and maintenance; previously these services had been contracted individually. Under this program, Pemex expects to increase its capacity to carry out the Burgos Basin Project, which will increase non-associated natural gas production in northern of Mexico, reduce imports, and help meet the increasing demand for natural gas in the country.

The award ceremony was transmitted live via webcast on www.csm.pemex.com. Please visit this address for future webcasts.

                                    *********

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Petroleos Mexicanos



                                  By: /s/ OCTAVIO ORNELAS ESQUINCA
                                      ----------------------------
                                      Octavio Ornelas Esquinca
                                      Managing Director of Finance and Treasury


Date:  October 31, 2003


                           FORWARD-LOOKING STATEMENTS

        These press releases may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.